UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 1-K/A
ANNUAL REPORT for the fiscal year ended December 31, 2018

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.
D.B.A. XERO Shoes
(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447 – 3100
(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

255,433 Units consisting of:

79,351 Shares of Class A Voting Common Stock

and

176,082 Shares of Class B Non-Voting Common Stock

Explantory Note
Feel The World, Inc. (the "Company") is filing this Amendment to its Annual Report on Form 1-K ("Amendment") to amend its previously filed Annual Report on Form 1-K for the fiscal year ended December 31, 2018 (the "Original 1-K") to insert the Signature Page dated April 30, 2019, which was omitted in the Original 1-K.
Except as described above, this Amendment does not modify or update disclosures in the Original 1-K. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time the Original 1-K was filed. This Amendment should be read in conjunction with the Original 1-K and with our filings with the SEC subsequent to the Original 1-K.

In this Annual Report, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

NARRATIVE DESCRIPTION OF BUSINESS.
Feel The World, Inc., d.b.a. Xero Shoes®, is a woman-owned lifestyle footwear brand focusing on natural movement, quality craftsmanship, and affordability. Xero Shoes® product lines currently include minimalist casual and athletic shoes and boots, performance recreation sandals, and do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores, and to international wholesale and distribution partners.

The Company's brand tenants are:

•	NATURAL FIT. Wide toe boxes let your toes spread and relax with a Xero drop, non-elevated heel for proper posture.
•	NATURAL MOTION. Flexible soles let your feet bend and flex naturally and feature a low-to-the- ground design for balance and agility.
•	NATURAL FEEL. Our patented FeelTrue® sole lets you safely Feel The World, protecting your feet while giving your brain the feedback it wants.

The Company has experienced rapid growth, with revenue increasing from $1,427,521 in 2015 to $8,785,047 in 2018.

The Company develops and has manufactured its own footwear designs.

As of the end of 2018, the Company employed the full time equivalent of 29 people.

The Company uses a manufacturing agent who sources our production through multiple suppliers. This strategy provides the Company the flexibility to move manufacturing as the need arises

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website and through Amazon, eBay, retail stores, international distributors, and other third party sellers.  Total sales less returns increased 59% in the year ended December 31, 2018 when compared to the same period in 2017, growing from $5,537,102 in 2017 to $8,785,047 in 2018.  We experienced significant increases across all of our distribution channels.

Our direct-to-consumer channel continues to represent the largest percentage of sales, delivering 69% of total sales in the year ended December 31, 2018 versus 70% for the same period in the prior year. An 87% increase in sales through Amazon when comparing the year ended December 31, 2018 to the same period prior year has caused Amazon to represent 21% of sales. Sales through distributors grew 33% in the year ended December 31, 2018 when compared to the same period in the prior year.  Our comparative channel mix is as follows:

	Year ended December 31
	2018	2017
% Amazon	21%	18%
% Direct-to-Consumer	69%	70%
% Wholesale/Distributor	11%	13%

The percentages above are shown net of returns.

This increase in sales was driven by the continued expansion of types of footwear offered and our targeted consumer marketing campaigns.

As we have expanded our footwear offerings to include closed-toe shoes and expanded our sales through Amazon, we have continued to realize an increase in returns and exchanges.  However, our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.  Our sales numbers are shown net of returns, however returns on our Direct-to-Consumer channel increased from 11% to 13% and through Amazon from 32% to 36% for the year ended December 31, 2018 and 2017, respectively due the increase volume we are doing in closed-toe shoes.

Gross profit for the year ended December 31, 2018 increased to $4,384,133, a 53% increase over the same amount in the prior year.  Additionally, gross margin percentages only showed a slight decrease from 51% to 49%.  The decrease in margin is to due several factors including shipping costs, exchanges and mix of channels.  Our shipping costs increased slightly more than revenue due to a higher percentage of sales of heavier, closed-toe product, and the increased exchanges of product to customers.  This increased shipping expense is included in our cost of good sold.   Our margins on Amazon on slightly lower than on the direct channel and have a higher return rate.

Total Operating Expenses increased 65% for year ended December 31, 2018 from the same period in 2017 mainly due to additional payroll costs, marketing costs and lease expenses.  As the company has grown from 21 employees at December 31, 2017 to 33 employees at December 31, 2018, it has taken the opportunity to focus employees on specific areas rather than broadly engaged in all aspects of the business.  As such, certain employee and lease expenses are now being allocated to Operations, where in the past, the Company did not have the ability to split those out from General and Administrative expenses.   This is reflected in the increases in Operations and decreases in General and Administrative expenses.

In addition to customer services costs, the Operations line item includes the costs related to securing additional warehousing space to accommodate the additional inventory needed to meet customer needs.   Management has made estimates to allocation the portion of the warehouse expenses relating to handling incoming inventory to Cost of Good Sold.

Sales and marketing expense increased by $1,108,243 in the year ended December 31, 2018 compared to the same period in the prior year.  This increase can be mainly attributed to continued increased direct-to-consumer marketing through Facebook, strategic search word purchases and Amazon advertising.  Additionally, as our direct online marketing spend has increased, we've hired additional channel-specific advertising agencies to manage the placements.

The Company has continued to monitor the health of the brick and mortar retail distribution model and continues have increased emphasis on the direct-to-consumer channel.   We have seen the direct-to-consumer channel grow significantly and will continue these efforts.  We continually evaluate opportunities to enter the brick and mortar retail locations.  The Company continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the year ended December 31, 2018 increased less than $18,000 over the same period prior year.

Interest expense stayed constant in the year ended December 31, 2018 when compared to same period in 2017.  This was the result of a new borrowing structure that reduced the interest rate while increasing our borrowing capacity.

For the year ended December 31, 2018, the Company had Income from Operations of $334,814.   This is an 18% decrease over the same period prior year amount of $408,497.  Income from Operations as a percentage of Net Revenue decreased in the year ended December 31, 2018 to 3.81% from 7.38% in the same period in the prior year.  EBITDA for the year ended December 31, 2018 of $453,310 was a decrease of 6.4% when compared to the same period in 2017.  EBITDA margin decreased from 8.75% to 5.16% over the same time period due to the increased marketing and operations expenses discussed above.

Management has experienced success through its expansion of the sales season and price points.   It will continue to plan to grow in this manner:

-Continued expansion of the sales season:
Sales of closed-toe shoes and boots has been welcomed by new and existing customers. Closed-toe shoes allow the Company to shift from primarily spring/summer sandal sales to year-round active footwear sales.
-Additional product price points:
The expansion into closed-toe shoes has increased the Average Order Value (AOV) from $74.03 to $81.40 in the year ended December 31, 2018 versus 2017.

-Additional sales channels:
Although the Company pivoted from brick and mortar locations to focus more on direct-to-consumer, it continues to evaluate the available channels to determine when the time is appropriate for expansion.  As discussed above, the Company has seen a 33% increase in sales through distributors.

(b) Liquidity and Capital Resources

As committed, the Company used the approximate $1,000,000 raised in its 2017 offering to continue marketing, fund inventory, and add headcount to support the business growth.

In September, 2018, the Company refinanced its existing mix of interest only short-term and amortized long-term debt to a 10 year amortizable loan.  As such, the Company does not anticipate a significant deficiency in liquidity at this point.   There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company continuously evaluates its liquidity needs and evaluates potential financing opportunities to obtain more financially favorable debt.

The Company has an established history of fulfilling all of its loan obligations on time.

(c) Trend Information

Sales are projected to continue to increase with growth driven by the expansion of products, markets and channels.   As the Company begins to see increased health in the brick and mortar retail locations, it will look to expand further into that channel.  This will cause product margins to decline in exchange for increased volume.  Because of the strong growth of the e-commerce sector, the Company plans to continue to invest heavily in direct-to-consumer marketing.

The Company has been able to decrease inventory levels in 2018 while still maintaining a full offering of products and sizes. Slightly higher inventory levels in 2017 had been the result of the Company responding to out-of-stock situations in 2016. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.  Additionally, as the Company increases the number of styles of shoe that it manufactures, it is required to increase the total inventory to accommodate the sales fulfillment in each of these styles.  This expansion required increased inventory to support the launch of new styles and continued sales of existing styles.

The Company anticipates net revenues will increase to $13.6 Million in 2019.  As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected EBITDA.

DIRECTORS & OFFICERS

Name	Position	Age	Director Since	Term
Steven Sashen**	Chief Executive Officer	56	December 2010	1 year
Lena Phoenix **	Chief Financial Officer	50	December 2010	1 year
Dennis Driscoll	Chief Product Officer	69	January 2018	1 year
Michele Demark	Board Member	52	January 2018	1 year
Suze Bragg	VP, Investor Relations***	50	Employee at will

*	Each elected board member will serve a one-year term and must be re-elected yearly by the Common Stock Class A voting shareholders.

**	Family Relationships: Steven Sashen and Lena Phoenix are a married couple.

***	Suze Bragg left the Company in February, 2019 to pursue other initiatives.

Note:  Patrick Sutton joined the Company as the Chief Operations Officer in February 2019.

Seven Sashen,  Co-founder/CEO/Board Member. Steven is the Company's strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over two million views and helped establish the brand's authenticity and personality. He is a Masters All-American sprinter. Steven holds a BS from Duke University and an MFA from Columbia University.

Lena Phoenix, Co-founder/ CFO/Board Member. Lena oversees the Company's financial strategy. A fourth-generation entrepreneur, she previously founded and sold a mortgage company, Preferred Capital, LLC. Since that sale, she has served as President of a management, internet marketing and publishing company, and managed operations for a housing cooperative. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

Dennis Driscoll, Chief Product Officer. Dennis was previously the Global Design Director for Crocs, a billion dollar per year public footwear corporation, where he managed all of the new product designers. Dennis was one of four founders of Avia Athletic Footwear, which grew to $500 million in revenue and was acquired by Reebok. He has held senior positions at Converse, Wilson Sporting Goods, Doc Martens Footwear, and Osaga Athletic Footwear.

Michele Demark, Board member, has consulted with the Company since 2016.  A Certified Public Accountant in Colorado, she serves as an advisor to multiple small to medium-sized businesses. She has held senior-level roles at Western Union and First Data.  She began her career as an auditor at Ernst & Young.  She holds a BS from Franklin & Marshall College.

Suze Bragg, VP, Investor Relations. Suze joined the Company after serving as the operations officer and board treasurer for Food Rescue Alliance. Prior to this, she held positions as the chief strategist for Main & West Financial, operations and compliance director for Paradox Sports, and marketing & community relations for Whole Foods Market. Suze was on the first Internet Project Office team at IBM, created the first digital marketing roles at Sealy Posturepedic and Reed Business's Retail Group, plus held senior marketing positions for three venture funded tech startups. Suze has completed master's certificates at George Washington University and Duke University, and holds a BS from Appalachian State University.

COMPENSATION

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($) stock options, etc.	Total compensation ($)
Steven Sashen	CEO	$97,709	n/a	$97,709
Lena Phoenix	CFO	$97,709	n/a	$97,709
Dennis Driscoll	Chief Product Officer	$87,099	n/a	$87,099

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class*	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 100 Technology Drive, Suite 315, Broomfield, CO 80021	6,000,000 shares held directly.		99%

Class A Voting Common Stock	Steven Sashen, 100 Technology Drive, Suite 315, Broomfield, CO 80021		6,000,000 shares. Spouse of majority shareholder Lena Phoenix and shares the same residence	99%

*The number of outstanding shares of Class A Voting Stock held by 18 independent shareholders is 79,351. The number of shares held in reserve for future Employee Stock Option Plan is 1,133,181; with 315,000 of these share options having been issued.

The Company has not issued any Preferred Shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
The majority stockholder of the Company's outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards.  Additional information is provided in the accompanying financial statements and footnotes.

Feel The World, Inc.
A Delaware Corporation
Financial Statements and Independent Auditor's Report
December 31, 2018 and 2017

To the Board of Directors of
Feel The World, Inc.
Broomfield, CO

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Feel The World, Inc., which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feel The World, Inc. as of December 31, 2018, and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado
April 29, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905 info@ArtesianCPA.com | www.ArtesianCPA.com

FEEL THE WORLD, INC.
BALANCE SHEETS
As of December 31, 2018 and 2017

	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,149,971	$448,671
Accounts receivable	23,614	9,559
Lease receivable	73,160	-
Inventory assets	1,322,464	2,032,897
Inventory in-transit	900,616	312,728
Collateral deposit	-	75,495
Income tax receivable	52,596	-
Prepaid expenses	59,908	28,597
Total Current Assets	3,582,329	2,907,947
Non-Current Assets:
Property and equipment, net	246,289	209,202
Deferred tax asset	22,634	99,573
Intangible assets	8,933	8,933
Deposits	13,405	13,405
Total Non-Current Assets	291,261	331,113
TOTAL ASSETS	$3,873,590	$3,239,060

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Current Liabilities:
Accounts payable	$171,880	$34,624
Accrued expenses	105,496	48,554
Customer deposits	251,043	152,766
Related party advances	8,584	15,039
Line of Credit, current portion	-	32,968
Deferred lease payable, current portion	78,592	29,558
Term loan (SBA), current portion	176,716	50,663
Total Current Liabilities	792,311	364,172
Long-Term Liabilities:
Deferred lease payable, net of current portion	38,621	45,489
Line of Credit, net of current portion	-	1,494,080
Term loan (SBA), net of current portion	2,022,403	320,896
Total Long-Term Liabilities	2,061,024	1,860,465
Total Liabilities	$2,853,335	$2,224,637

Stockholders' Equity:
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of each December 31, 2018 and 2017.	-	-
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,079,351 and 6,079,351 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively.	608	608
Class B common stock, $0.0001 par, 10,000,000 shares authorized, 176,082 and 175,832 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	18	18
Additional paid-in capital	983,713	982,713
Treasury Stock	(4,000)	(4,000)
Accumulated earnings	39,916	35,084
Total Stockholders' Equity	1,020,255	1,014,423

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,873,590	$3,239,060

See accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2018 and 2017

	2018	2017

Net revenues	$8,785,047	$5,537,102
Cost of goods sold	4,500,514	2,740,106
Gross profit	4,284,533	2,796,996

Operating Expenses:
General & administrative	1,280,849	1,362,482
Sales & marketing	1,931,019	822,776
Research & development	167,292	149,504
Operations	570,559	53,737
Total Operating Expenses	3,949,719	2,388,499

Income from Operations	334,814	408,497

Other Income / (Expense):
Interest income	325	143
Interest expense	(244,701)	(247,191)
Total Other Income / (Expense)	(244,376)	(247,048)

Income Before Income Tax	90,438	161,449

Income Tax (Expense) Benefit	(85,606)	(34,867)

Net Income	$4,832	$126,582

Weighted-average vested common shares outstanding
-Basic	6,255,433	6,110,096
-Diluted	6,570,433	6,425,096
Earnings per common share
-Basic and Diluted	$0.00	$0.02
-Diluted	$0.00	$0.02

See accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2018 and 2017

	Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2017	-	$-	6,000,000	$600	-	$-	-	$-	$112,784	$(91,498)	$21,886

Stock issuances	-	-	79,351	8	176,832	18	-	-	1,024,706	-	1,024,732
Stock repurchases	-	-	-	-	(1,000)	-	1,000	(4,000)	-	-	(4,000)
Stock offering costs	-	-	-	-	-	-	-	-	(154,777)	-	(154,777)
Net income	-	-	-	-	-	-	-	-	-	126,582	126,582
Balance at December 31, 2017	-	$-	6,079,351	$608	175,832	$18	1,000	$(4,000)	$982,713	$35,084	$1,014,423

Stock issuances	-	-	-	-	250	-	-	-	1,000	-	1,000
Net income	-	-	-	-	-	-	-	-	-	4,832	4,832
Balance at December 31, 2018	-	$-	6,079,351	$608	176,082	$18	1,000	$(4,000)	$983,713	$39,916	$1,020,255

See accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017

	2018	2017

Net Income	$4,832	$126,582
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortization	118,171	75,881
Deferred taxes	24,342	34,867
Amortization of loan fees	23,974	9,051
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(14,054)	146
(Increase)/Decrease in lease receivable	(73,160)	-
(Increase)/Decrease in inventory	710,433	(1,032,825)
(Increase)/Decrease in inventory in transit	(587,888)	(227,423)
(Increase)/Decrease in collateral deposit	75,495	(151)
(Increase)/Decrease in security deposit	-	(9,904)
(Increase)/Decrease in prepaid expense	(31,310)	(17,022)
Increase/(Decrease) in accounts payable	137,255	(37,766)
Increase/(Decrease) in accrued expenses	56,942	20,058
Increase/(Decrease) in deferred lease payable	42,165	68,622
Increase/(Decrease) in customer deposits	98,277	51,293
Increase/(Decrease) in offering expenses	-	40,222
Net Cash Provided by / (Used in) Operating Activities	585,474	(898,369)

Cash Flows From Investing Activities
Cash paid for property and equipment	(155,257)	(153,146)
Net Cash Used in Investing Activities	(155,257)	(153,146)

Cash Flows From Financing Activities
Repayments to related parties, net	(6,455)	(36,331)
Proceeds/(repayments) from/(on) line of credit	(1,527,048)	365,410
Net principal payments on term loans	(514,714)	(50,168)
Proceeds from term loan	2,318,300	-
Treasury stock purchases	-	(4,000)
Stock issuances	1,000	1,024,732
Stock offering costs	-	(154,777)
Net Cash Provided by Financing Activities	271,083	1,144,866

Net Change in Cash	701,300	93,351

Cash at Beginning of Period	448,671	355,320
Cash at End of Period	$1,149,971	$448,671

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$220,727	$237,751
Cash paid for income taxes	$61,263	$-

See accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

NOTE 1:  NATURE OF OPERATIONS

Feel The World, Inc. (the "Company"), is a corporation organized December 17, 2010 under the laws of Delaware.  The Company sells footwear to retailers and direct to consumers.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of December 31, 2018 and 2017, the Company's cash balances exceeded FDIC insured limits by $648,186 and $198,671, respectively.

Accounts Receivable
The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of December 31, 2018 and 2017, respectively.

Inventory Assets
Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method.  The inventory balances as of December 31, 2018 and 2017 consist of products purchased for resale and any materials the Company purchased to modify the products.  Beginning in November 2017, the Company insourced the warehousing and fulfillment of its inventory.  Prior to that time, a third party had provided warehousing and fulfillment services. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in 'Cost of goods sold' in the statements of operations.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

Inventory in Transit
Inventory in transit is advance payments for goods manufactured for sale that have not yet been received at our warehouses.  Amounts included in Inventory in Transit include deposits $515,269 and $309,057 for inventory not yet shipped from the manufacturer for December 31, 2018 and 2017, respectively.

Property and Equipment
Property and equipment are recorded at cost.  Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.  The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.  The balances at December 31, 2018 and 2017 consist of footwear manufacturing assets and equipment assets with 3-10  year lives.  Capital assets as of December 31, 2018 and 2017 are as follows:

	2018	2017
Footwear molds	$454,098	$361,812
Footwear lasts	4,340	4,340
Furniture and equipment	64,299	11,891
Trade Show Booth	2,905	0
Website	30,000	30,000
Leasehold improvements	28,965	21,307
	584,607	429,350
Accumulated depreciation and amortization	(338,318)	(220,148)
Property and equipment, net	$246,289	$209,202

Depreciation and amortization expense	$118,171	$75,881

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Payable
In addition to invoices for goods and services, Accounts Payable includes a trade account payable with United Parcel Service Capital Corporation (UPS).  On January 10, 2018, the Company entered into an agreement with UPS for a $400,000 unsecured cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In 2018, the Company pulled down $400,000 on the line and repaid $400,000 in accordance with the repayment terms.  Interest and related fees of $5,249 were paid in the year ended December 31, 2018.

Customer Deposits
International distributors and some large wholesales customers pay a portion of their order at the time the order is placed.  In accordance with revenue recognition policies (see below), these amounts are recorded as deferred revenue until all revenue conditions have been met.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.  The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped.  Sales tax is collected on sales in the following states:  Arizona, California, Colorado, Florida, Indiana, Maryland, Texas, Virginia, Washington and Wisconsin and these taxes are recorded as a liability until remittance.  Liabilities are recorded for store credit issued to customers.

The Company has determined that, per ASC rules regarding revenue recognition, we are a principal in these transactions based on the following:
•	(ASC 605-45-45-4) Primary Obligor: The Company takes responsibility for fulfillment, including acceptability of the products or services ordered by the customer.
•	(ASC 605-45-45-5) General inventory risk: The Company takes title to the product before product is ordered by a customer and will take title back if it is returned by a customer.
•	(ASC 605-45-45-8) Latitude in establishing price: The Company has latitude to establish pricing to customers.

Merchant Account Fees
The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. For the years ended December 31, 2018 and 2017 the Company had merchant account fees of $179,575  and $106,021, respectively.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

Shipping and Handling Costs and Fees
Shipping and handling costs are expensed as incurred and are included in 'Cost of goods sold' in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Advertising
Advertising costs are expensed as incurred.

Research and Development
Research and development costs are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings per Share
Net earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.  The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee.  These options are dilutive and have been included in the December 31, 2018 and 2017 fully diluted earnings per share calculation.

Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current period presentation.

NOTE 3: STOCKHOLDERS' EQUITY

Capital Stock
On November 9, 2016, the Company amended and restated its articles of incorporation (the "Amended Articles") to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock.  The amended articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par).  As of December 31, 2018 and 2017, the Company had 6,079,351 and 6,079,351 shares of Class A Voting Common Stock issued and outstanding, respectively.  At December 31, 2018 and 2017, the Company had 176,082 and 175,832 shares of Class B Non-Voting Common Stock issued and outstanding, respectively.  The Company had 0 shares of Preferred Stock issued and outstanding at the end of December 31, 2018 and 2017. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock.  Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights.  All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company's Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company's certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission ("SEC") to sell its shares directly to the public in a Regulation A offering. It launched an equity crowd funding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the "Offering").   As of December 31, 2018, the Company raised $1,025,732 in gross investor contributions.  The raise expenses of $154,777 are reflected as contra-equity for the year ended December 31, 2017.

In December 2017, the Company repurchased 1,000 Class B Common Stock shares from an investor due to unforeseen and extenuating circumstances on the part of the investor. The shares were repurchased at the original issue value of $4 per share and were recorded as Treasury Stock.

In January 2018, the Company completed the sale of 250 Class B Common Stock shares from an investor that had been delayed during the crowd offering.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company's outstanding borrowings consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Borrowings
JP Morgan Chase Loan (Current) (a)	$176,716	$-
JP Morgan Chase Loan (Long term) (a)	2,022,403
US Bank Line of Credit (b)	-	32,968
Mettle Ventures (c)	-	600,000
Genlink (d)	-	894,080
NewTek (e)	-	371,559
Total Borrowings	$2,199,119	$1,898,607

(a) On September 6, 2018, the Company entered into an agreement with JPMorgan Chase to refinance their existing debt and expand their borrowing capacity, extinguishing approximately $1,830,000 in existing debt with the loan proceeds: $1,500,000 of interest-only debt scheduled to be repaid in April 2019, approximately $300,000 related to an SBA loan with a 2024 maturity, and an estimated $30,000 bank line of credit. The new $2,318,300 SBA loan is a fully amortizing 10-year note with fixed interest rate of 6.05%. Payments of $25,800 per month replace payments averaging approximately $22,000 related to the extinguished debt. The $2,199,119 balance consists of a remaining balance of $2,259,209 in principal and an unamortized loan origination fee of $60,090.  The Company incurred $44,104 of interest expense in 2018 for this loan. This loan is collateralized by substantially all assets and a life insurance policy, and is subject to a personal guarantee from the CEO and the CFO.

(b) In 2014, the Company had entered into an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate +4%. This is a demand line of credit, cancelable at any time. The approved credit line was subsequently increased to $36,000.  Payments were due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. In September 2018, The Company paid down the entire balance and extinguished this debt with US Bank. The interest rate was 8.25% at December 31, 2017.  During 2018, the rates were adjusted as follows: January 1, 2018 8.5%; April 1, 2018 8.75% .  Interest expense on this debt was $2,096 and $2,250 for the years ended December 31, 2018 and 2017, respectively.  The unpaid principal balance was $0 and $32,968 as of and December 31, 2018 and 2017, respectively.

(c) The Company had a long-standing borrowing relationship with Mettle.  On November 2, 2015, the Company amended the prior loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017.  This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019.  This amendment also removed the minimum outstanding balance provision for this line of credit.  On   February 8, 2017, the Company drew down on the Mettle Ventures line of credit to a total balance of $600,000.  The Company paid down the entire balance and extinguished the debt with Mettle Ventures, LLC (Mettle) in September 2018.   Interest expense of $57,534 and  $78,764 were recorded for the years ended December 31, 2018 and 2017, respectively. Mettle has shared owners and advisors with Genlink Capital.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

(d) The Company had initiated a loan agreement with Genlink Capital for use in purchasing inventory in November 2016. This loan was a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due with an April 2019 maturity date. The Company paid down the entire balance and extinguished this debt with Genlink Capital in September 2018.    At December 31, 2018 and 2017, respectively, the unpaid principal balances were $0 and $900,000 where the carrying balances of $0 and $894,080 on the balance sheet had been reduced by unamortized loan fees.  Interest expense of $88,373 and $126,000 were recorded for the years ended December 31, 2018 and 2017, respectively. Genlink Capital has shared owners and advisors with Mettle.

(e) In September 2014, the Company entered into a 10-year term loan agreement with Newtek Small Business Finance (Newtek) in the amount of $519,000 bearing interest of prime rate plus 2.75% (6.75% at December 31, 2017) and required monthly principal and interest payments of $5,797.  This loan required a $75,000 collateral deposit from the Company and had a maturity date of July 31, 2024.  Under the terms of the agreement the interest rate was adjusted to 7% at December 31, 2017, 7.25% on April 1, 2018 and then 7.5% on June 1, 2018. The Company paid down the entire balance and extinguished this debt with Newtek in September 2018. Interest expense on this note was $22,382 and $27,726 for the years ended December 31, 2018 and 2017, respectively.  The unpaid principal balance was $0 and $387,523 as of December 31, 2018 and 2017, respectively, where the carrying balance on the balance sheet is reduced by unamortized loan fees of $0 and $15,964 as of December 31, 2018 and 2017, respectively.

Future minimum principal payments (net of loan fee amortization) under the Company's outstanding loan are as follows as of December 31, 2018

2019	$170,446
2020	181,440
2021	193,115
2022	205,520
2023	218,693
Thereafter	1,229,985
Total	$2,199,199

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

NOTE 5:  INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

For the year ended December 31, 2018, the Company has a deferred income tax benefit due to an evaluation of future projections, indicating that the Company will more-likely-than-not realize the tax benefit, and therefore, no valuation allowance was recorded.

Deferred tax assets and liabilities as of December 31, 2018 and 2017, are as follows:

	2018	2017
Deferred Tax Assets:
Net operating loss carryforwards	$-	$90,367
Charitable contribution carryforward	18,351	5,203
R&D credit carryforward	40,466	20,926
Employee stock option	14,088	21,172
Total Deferred Tax Assets	72,905	137,668

Deferred Tax Liabilities:
Property and Equipment	(49,106)	(38,095)
Amortization	(1,165)	-
Total Deferred Tax Liabilities	(50,271)	(38,095)

Net Deferred Tax Asset	$22,634	$99,573

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed that there is no need for a valuation allowance against its net deferred tax assets for the years ended December 31, 2018 and 2017.

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of December 31, 2018 and 2017, respectively:

	2018	2017
Federal taxes at statutory rate	21%	34%
State income taxes, net of federal tax benefit	8%	3%
Research and development credits	-18%	-5%
Change in tax rates as a result of the Tax Act	27%	0%
Deferred adjustments	54%	0%
Other	3%	-10%
Effective income tax rate	95%	22%

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. At December 31, 2017, the Company considered the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. At December 31, 2018, the Company completed our analysis and recognized income tax benefit of $24,052 as result of the Tax Act.

As of December 31, 2018, and 2017, the Company has a charitable contribution carryover of $73,968 and $14,040, respectively, as well as research and development and general business credits of $40,466 and $20,926, respectively. The Company's net operating loss carryforward as of December 31, 2018 and 2017 was $0 and $243,869.  The Company recorded income tax expense of $85,606 and $34,867 as of the years ended December 31, 2018 and 2017, respectively.

Certain immaterial corrections were made to deferred tax assets in the current year to correct prior year estimates.

The Company is not presently subject to any income tax audit in any taxing jurisdiction. All returns since inception remain open to audit.

NOTE 6:  LEASE OBLIGATIONS

The Company operates in two leased locations for offices and warehouse functions Broomfield, Colorado and Denver, Colorado, respectively.  The Company has renewed and expanded its leased space over the past several years to accommodate growth and changing needs.

Location	Lease Start	Lease Term	Lease Status	Lease Incentive

Broomfield	January 1, 2015	38 months	Expired	-
Broomfield	January 1, 2017	36 months	Expired	$50,000 rent allowance
Denver	October 1, 2017	39 months	Active	First three months free
Broomfield	September 1, 2018	60 months	Active	$73,160 leasehold improvement reimbursement

Under accounting guidelines, any credits received are amortized over the term of the leases for financial reporting purposes. The monthly payments on the Broomfield space are between $10,602 and $11,956 per month throughout the term of the lease.  The monthly payments on the Denver space are between $9,062 and $10,879 per month throughout the term of the lease.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2019	$174,235	$76,000	$250,236
2020	178,736	76,000	254,736
2021	99,985	37,385	137,370
2022 and beyond	174,365	62,308	236,673
Total	$627,321	$251,693	$879,015

Total rent expense for the years ended December 31, 2018 and 2017, respectively was $211,128 and $151,014, respectively.

NOTE 7:  RELATED PARTIES

The stockholder of the Company's outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards.  The balances due under this arrangement as of December 31, 2018 and 2017 were $8,584 and $15,039, respectively.

NOTE 8:  EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the "Plan") for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan.  In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer.  The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. The Company expenses all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. As there were no additional stock options granted for the years ended December 31, 2018 and 2017, there was no stock option compensation expense.  There was no unrecognized compensation expense.  As of December 31, 2018 and 2017, there remain 818,181 shares available for issuance under the Plan.

NOTE 9:  CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended

NOTE 10:  RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.  These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. Management has applied this pronouncement and there has been no material effect on our financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding the financial reporting of leasing transactions.   This new standard requires a lessee to record assets and liabilities on the balance sheet for the rights and obligations arising from leases with terms of more than 12 months.  The Company is required to adopt the new standard on January 1, 2019 using a modified retrospective approach.  Management is currently evaluating the potential impact that the adoption of this standard will have on the Company's financial position, results of operations and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11:  SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 29, 2019, the date the financial statements were available to be issued.  Based on this evaluation, no material events were identified which would require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on April 30, 2019.

Feel The World, Inc. d.b.a Xero Shoes

/s/ Lena Phoenix
By Lena Phoenix, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven Sashen
Steven Sashen, Chief Executive Officer and Director
Date: April 30, 2019

/s/ Lena Phoenix
Lena Phoenix, Chief Financial Officer and Director
Date: April 30, 2019

/s/ Dennis Driscoll
Dennis Driscoll, Chief Product Officer and Director
Date: April 30, 2019

/s/ Michele Demark
Michele Demark, Director
Date: April 30, 2019

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